UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-37652

Biodexa Pharmaceuticals PLC
(Translation of registrant's name into English)

1 Caspian Point, Caspian Way, Cardiff, CF10 4DQ, United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

EXPLANATORY NOTE

On March 27,2026, Biodexa Pharmaceuticals PLC ("the Company") issued a press release announcing its preliminary results for the year ended December 31, 2025. A copy of the press release is furnished hereto as Exhibit 99.1.

The information included in this report on Form 6-K, including Exhibit 99.1, is being furnished and shall not be deemed "filed" for purposes of Section 18 of the Securities and Exchange Act 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933,as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such filing.

SUBMITTED HEREWITH:

Exhibit Number	Description

99.1	Press Release dated March 27,2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Biodexa Pharmaceuticals PLC
(Registrant)

Date: March 27, 2026	/s/ Stephen Stamp
Stephen Stamp
Chief Executive Officer, Chief Financial Officer